CUSIP No. 82321P203
1		NAME OF REPORTING PERSONS Liangren Yao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) o (b) o
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,001,482
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,001,482
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,482
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 0
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%
12		TYPE OF REPORTING PERSON (See Instructions) IN

 Item 1.

(a) Name of Issuer: Shengkai Innovations, Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices: No. 27, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People’s Republic of China

Item 2.

(a)	This Schedule 13G is being filed by Mr. Liangren Yao, a natural person (the (“Reporting Person”).

(b)	The address of the Reporting Person is No. 3 Duqingtang Bailu, Yinghai Town, Dax-ing District, Beijing, 100076.

(c)	Citizenship of the Reporting Person: China

(d)	Title of Class of Securities:
Shares of Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number: 82321P203

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(for Columbia Pacific Advisors, LLC only);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section
240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section
240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J).

(k) [ ] Group, in accordance with Section 240.13d-1(b) (1)(ii)(K).
If filing as a non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.  Ownership.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,001,482 shares of Common Stock, which constitutes 5.82% of the total number of 17,196,229 issued and outstanding shares of the Company’s common stock as of February 7, 2013 as reported on the Company's Form 10-Q for the period ended December 31, 2012, as filed on February 7, 2013.

The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,001,482 shares of Common Stock to which this filing relates.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitute a "group" for any purpose and the Reporting Person expressly disclaim membership in a group.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

[  ]. None

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 11, 2014

By: /s/ Liangren Yao